Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

March 30, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 30, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Pivotal Holdings Corp, which is expected to be renamed Swvl Holdings Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:[1]

Class A Ordinary Shares, par value $0.0001 per share

Warrants

Units, each consisting of one Class A Ordinary Share,
$0.0001 par value, and one-third of one Warrant

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi

[1] At the effective time of the Company Merger, as defined in the Registration Statement, Pivotal Holdings Corp will change its name to “Swvl Holdings Corp” and intends to change the trading symbols of the Holdings Common Shares A and the Holdings Warrants to “SWVL” and “SWVLW”, respectively. At the effective time of the Company Merger, the Units will separate into their component securities and will cease to exist.